UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.
(Translation of registrant’s name into English)

Namtai Industrial Estate East 2 Namtai Road, Gushu, Xixiang Baoan District, Shenzhen People’s Republic of China (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20‑F  ☒  Form 40‑F  ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b); 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: July 12, 2017	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel: 212-245-4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Share purchase by Kaisa Group

SHENZHEN, PRC – July 12, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced that its Chairman, M.K. Koo (“Mr. Koo”), has, in his capacity as a stockholder, entered into a share purchase agreement to sell 6,504,355 shares of the Company held by him and his wife at a price of US$17.00 per share, reflecting a premium in excess of 100% of the Company’s 30-day trading average, to a real estate developer listed on the The Stock Exchange of Hong Kong Limited (the “HKSE”), Kaisa Group Holdings Ltd. (1638:Hong Kong) (the “Kaisa Group”). The sale is scheduled to complete no later than August 11, 2017, after the release of the Company’s second quarter financial results, and subject to Kaisa Group’s satisfaction with its due diligence review and other customary closing conditions. For further details, please refer to the Schedule 13D filed by Mr. Koo today.

As discussed earlier in various corporate announcements and after a three year search, the Company is pleased to introduce Kaisa Group as an investor and the best candidate identified to become a strategic partner. The Company also believes that the price paid by Kaisa Group, after its evaluation of the Company’s potential in the industry, better reflects the intrinsic value of the Company’s shares as the Company moves to develop its two major properties in Shenzhen, Nam Tai Inno Park and Nam Tai Inno City.

Mr. Koo has informed the Company that this transaction is part of his transition towards retirement. However, Mr. Koo intends to remain an integral part of the Company in the foreseeable future of not less than one year, so long as his health permits.

Pursuant to the share purchase agreement filed on the Schedule 13D by Mr. Koo today, Mr. Koo and Kaisa Group intend, after closing, to discuss the possible appointment of one or more designees of Kaisa Group as members to the Company’s board of directors (the “Board”) in accordance with the Company’s strategic plan to identify a strategic partner that can assist the Company in its various development projects. Any such appointment will be subject to the approval of the Board or at the annual general meeting of the Company, as appropriate. Management believes that Kaisa Group’s experience in local real estate development could benefit the Company in its plans to develop Nam Tai Inno Park and Nam Tai Inno City.

The Company is not a party to the transaction and was not involved in negotiating any terms, as the transaction did not require Company’s approval or involvement. The Company continues to explore potential collaborative opportunities to develop its properties with the support of Kaisa Group.

Kaisa Group has been engaging in urban redevelopment projects in Shenzhen since early 2000 and was listed on the HKSE in December 2009. Being the pioneer of urban renewal, Kaisa Group is a well-known household name in Pearl River Delta region in China. It has extensive expertise in redeveloping old urban areas, villages, factories and distress assets with a proven track record of over 3 million square meters of gross floor area being successfully redeveloped. Its execution is supported by a professional team of 400 experienced staff in design, commercial negotiation and law. Kaisa Group has been strategically positioned in first tier and major second tier cities with more than 100 projects spanning across China to capture the opportunities in these markets. The scope of its business covers property development, commercial operation, hotel management and property management services with products consisting of residential properties, villas, offices, serviced apartments, integrated commercial buildings and mega urban complexes. As of December 31, 2016, Kaisa Group has a land bank of 21 million square meters in 31 cities in China. For the year ended December 31, 2016, Kaisa Group recorded contracted sales of RMB29.8 billion. For the six months ended June 30, 2017, Kaisa Group recorded unaudited contracted sales of RMB22.5 billion, representing a 62.5% increase compared with corresponding period in 2016. For the month of June 2017, Kaisa Group recorded unaudited contracted sales of RMB8.2 billion, representing a year-on-year increase of approximately 186.2%.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Reports filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s ordinary shares will be declared beyond those already declared for 2017, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Gushu and Guangming, Shenzhen, China. We are converting these two parcels of land that formally housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).